UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into (i) the registration statement on Form S-8 (File No. 333-221656) and (ii) the registration statement on Form F-3 (File No. 333-239759) of InflaRx N.V. and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.4 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: November 9, 2022	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	InflaRx N.V. Unaudited Condensed Consolidated Financial Statements as of and for the Three and Nine Months Ended September 30, 2022

99.2	InflaRx N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	InflaRx N.V. Material Dutch Tax Considerations

99.4	InflaRx N.V. Press Release dated November 9, 2022